UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 17, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	(REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhpbilliton
resourcing the future

BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000 Australia
GPO BOX 86
Melbourne Victoria 3001 Australia
Tel +61 1300 55 47 57 Fax +61 3 9609 4372
bhpbilliton.com

BHP Billiton Plc
Neathouse Place
London SW1V 1BH UK
Tel +44 20 7802 4000
Fax + 44 20 7802 4111
bhpbilliton.com

17 July 2013

To: Australian Securities Exchange
London Stock Exchange

cc: New York Stock Exchange
JSE Limited

RESTATED SUPPLEMENTARY INFORMATION

As a result of changes to the BHP Billiton management structure announced on 18 April 2013, BHP Billiton will report future segment and supplementary information for the following Business groups:

- Petroleum and Potash
- Copper
- Iron Ore
- Coal
- Aluminium, Manganese and Nickel

BHP Billiton today released Supplementary Financial Information for the half year ended 31 December 2012 and the year ended 30 June 2012 restated on this basis.

BHP Billiton's financial results for the 2013 financial year will be reported on 20 August 2013.

Nicola Kleynhans
Deputy Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP BILLITON REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2012 AND YEAR ENDED 30 JUNE 2012 SUPPLEMENTARY INFORMATION (RESTATED)

This report presents the Supplementary Financial Information for the half year ended 31 December 2012 (H1 FY13) and the year ended 30 June 2012 (FY12), restated to reflect changes to the BHP Billiton management structure announced on 18 April 2013.

The following notes and definitions are relevant to the table below and those on the following pages:
- Revenue is based on Group realised prices.
- EBIT is Underlying EBIT which is defined as earnings before net finance costs, taxation and any exceptional items.
- EBITDA is EBIT before depreciation, amortisation and impairments.
- Depreciation and amortisation (D&A) includes depreciation, impairments and amortisation.
- Capex includes accrued capital expenditure and excludes capitalised interest and capitalised exploration.
- Net operating assets represent operating assets net of operating liabilities and predominantly exclude cash balances, interest bearing liabilities and deferred tax balances.

BHP BILLITON GROUP

Half year ended 31 December 2012

	US$ million							
	Revenue (1)	Underlying EBIT (1)	Exceptional items	Profit from operations	Net operating assets	Capex (2)	Exploration gross (3)	Exploration to profit (4)
Petroleum and Potash	6,654	3,002	–	3,002	36,620	3,639	381	446
Copper	6,121	1,967	336	2,303	15,383	1,097	110	110
Iron Ore	9,166	4,814	(736)	4,078	21,795	3,473	129	41
Coal	5,396	145	(79)	66	12,648	2,021	25	25
Aluminium, Manganese and Nickel	4,497	(108)	(3,397)	(3,505)	9,900	434	26	23
Group and unallocated items (5) (6)	408	(38)	1,099	1,061	692	23	–	–
Inter-segment adjustment	(38)	–	–	–	–	–	–	–
BHP Billiton Group	**32,204**	**9,782**	**(2,777)**	**7,005**	**97,038**	**10,687**	**671**	**645**

Year ended 30 June 2012

	US$ million							
	Revenue (1)	Underlying EBIT (1)	Exceptional items	Profit from operations	Net operating assets	Capex (2)	Exploration gross (3)	Exploration to profit (4)
Petroleum and Potash	12,937	6,020	(2,835)	3,185	33,921	6,290	1,575	1,038
Copper	11,596	3,965	(360)	3,605	14,011	2,650	330	324
Iron Ore	22,601	14,201	–	14,201	18,702	5,634	287	135
Coal	13,598	2,797	308	3,105	11,276	3,701	174	174
Aluminium, Manganese and Nickel	9,911	(24)	(574)	(598)	13,138	1,783	79	68
Group and unallocated items (5) (6)	1,636	279	(25)	254	1,143	165	7	7
Inter-segment adjustment	(53)	–	–	–	–	–	–	–
BHP Billiton Group	**72,226**	**27,238**	**(3,486)**	**23,752**	**92,191**	**20,223**	**2,452**	**1,746**

(1) Total third party revenue for the Group is US$1,469 million and EBIT is US$59 million at 31 December 2012 (30 June 2012: US$3,479 million and US$126 million).
(2) Capex in aggregate comprises US$9,323 million growth and US$1,364 million other at 31 December 2012 (30 June 2012: US$17,735 million growth and US$2,488 million other).
(3) Includes US$123 million capitalised exploration at 31 December 2012 (30 June 2012: US$850 million).
(4) Includes US$97 million exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) at 31 December 2012 (30 June 2012: US$144 million).
(5) Includes consolidation adjustments, unallocated items and external sales of freight and fuel via the Group's transport and logistics operations.
(6) Includes the Group's diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012) and non-Potash corporate costs incurred by the former Diamonds and Specialty Products business.

1

PETROLEUM AND POTASH

Half year ended 31 December 2012

	US$ million							
	Revenue [1]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [2]	Exploration gross [3]	Exploration to profit [4]
Bass Strait	1,033	851	64	787	2,627	267		
North West Shelf	1,375	1,034	131	903	2,091	146		
Atlantis	411	331	63	268	1,494	207		
Shenzi	837	771	157	614	1,485	58		
Mad Dog	132	120	6	114	336	69		
Onshore US [5]	1,323	663	810	(147)	24,587	2,071		
ROD & Ohanet [6]	267	216	9	207	150	10		
Liverpool Bay & Bruce / Keith	119	50	14	36	(48)	4		
Exploration	–	(276)	131	(407)	769	–		
Other [7] [8]	1,112	980	198	782	1,629	426		
Total Petroleum	**6,609**	**4,740**	**1,583**	**3,157**	**35,120**	**3,258**	**308**	**373**
Potash	–	(154)	5	(159)	1,500	381		
Total Potash	**–**	**(154)**	**5**	**(159)**	**1,500**	**381**	**73**	**73**
Total Petroleum and Potash from Group production	**6,609**	**4,586**	**1,588**	**2,998**	**36,620**	**3,639**		
Third party products	45	4	–	4	–	–		
Total Petroleum and Potash	**6,654**	**4,590**	**1,588**	**3,002**	**36,620**	**3,639**	**381**	**446**

Year ended 30 June 2012

	US$ million							
	Revenue [1]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [2]	Exploration gross [3]	Exploration to profit [4]
Bass Strait	1,950	1,560	110	1,450	2,362	699		
North West Shelf	2,375	1,819	211	1,608	1,700	278		
Atlantis	769	638	146	492	1,515	298		
Shenzi	1,767	1,650	333	1,317	1,463	343		
Mad Dog	–	(28)	9	(37)	380	105		
Onshore US [5]	2,169	1,300	1,440	(140)	22,517	3,293		
ROD & Ohanet [6]	635	560	52	508	66	24		
Liverpool Bay & Bruce / Keith	322	223	35	188	(6)	12		
Exploration	–	(636)	188	(824)	780	–		
Other [7] [8] [9]	2,720	2,326	543	1,783	1,921	778		
Total Petroleum	**12,707**	**9,412**	**3,067**	**6,345**	**32,698**	**5,830**	**1,355**	**818**
Potash	–	(328)	–	(328)	1,223	460		
Total Potash	**–**	**(328)**	**–**	**(328)**	**1,223**	**460**	**220**	**220**
Total Petroleum and Potash from Group production	**12,707**	**9,084**	**3,067**	**6,017**	**33,921**	**6,290**		
Third party products	230	3	–	3	–	–		
Total Petroleum and Potash	**12,937**	**9,087**	**3,067**	**6,020**	**33,921**	**6,290**	**1,575**	**1,038**

(1) Petroleum revenue from Group production at 31 December 2012 includes: crude oil US$3,746 million (30 June 2012: US$7,804 million), natural gas US$1,396 million (30 June 2012: US$2,426 million), LNG US$907 million (30 June 2012: US$1,483 million), NGL US$403 million (30 June 2012: US$780 million) and other US$157 million (30 June 2012: US$214 million).
(2) Capex in aggregate at 31 December 2012 comprises Petroleum US$3,193 million growth and US$65 million other (30 June 2012: US$5,709 million growth and US$121 million other) and Potash US$381 million growth and US$nil million other (30 June 2012: US$460 million growth and US$nil million other).
(3) Includes US$32 million of Petroleum capitalised exploration at 31 December 2012 (30 June 2012: US$681 million).
(4) Includes US$97 million of Petroleum exploration expenditure previously capitalised, written off as impaired (included in depreciation & amortisation) at 31 December 2012 (30 June 2012: US$144 million).
(5) Includes Petrohawk Energy Corporation (acquired on 20 August 2011). The year ended June 2012 included a gain on hedging activity of US$192 million.
(6) The Ohanet Risk Sharing Contract expired in October 2011.
(7) Includes the following fields – Pyrenees, Stybarrow, Neptune, Minerva, Angostura, West Cameron 76, Genesis, Starlifter and Pakistan. West Cameron 76 and Starlifter were divested in May 2012.
(8) Includes an unrealised loss of US$9 million related to Angostura embedded derivative at 31 December 2012 (30 June 2012: US$99 million gain).
(9) Post-closing payment of US$100 million received in December 2011 relating to the 2006 divestment of BHP Billiton's interest in Cascade and Chinook.
(10) Total barrels of oil equivalent (million) based on a conversion rate of 6 billion standard cubic feet of gas per million barrels of oil equivalent.

Production	H1 FY13	FY12
Crude oil and condensate (million barrels of oil equivalent)	37.3	71.2
Natural gas (bcf)	452.5	822.3
NGL (million barrels of oil equivalent)	8.5	14.1
Total Petroleum products (million boe) [10]	121.2	222.3

2

COPPER

Half year ended 31 December 2012

	US$ million							
	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [1]	Exploration gross [2]	Exploration to profit
Escondida	2,558	1,476	142	1,334	5,591	516		
Pampa Norte [3]	854	307	103	204	2,516	64		
Antamina	795	526	42	484	1,222	121		
Cannington	716	334	17	317	240	10		
Olympic Dam	859	53	119	(66)	6,564	161		
Other [4]	20	(303)	3	(306)	(750)	225		
Total Copper from Group production	**5,802**	**2,393**	**426**	**1,967**	**15,383**	**1,097**		
Third party products	319	–	–	–	–	–		
Total Copper	**6,121**	**2,393**	**426**	**1,967**	**15,383**	**1,097**	**110**	**110**

Year ended 30 June 2012

	US$ million							
	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [1]	Exploration gross [2]	Exploration to profit
Escondida	4,002	2,101	273	1,828	4,792	1,173		
Pampa Norte [3]	2,152	1,037	200	837	2,332	242		
Antamina	1,229	824	40	784	1,088	256		
Cannington	1,590	908	53	855	194	96		
Olympic Dam	2,146	434	220	214	6,404	394		
Other [4]	43	(600)	(64)	(536)	(799)	489		
Total Copper from Group production	**11,162**	**4,704**	**722**	**3,982**	**14,011**	**2,650**		
Third party products	434	(17)	–	(17)	–	–		
Total Copper	**11,596**	**4,687**	**722**	**3,965**	**14,011**	**2,650**	**330**	**324**

(1) Capex in aggregate comprises US$807 million growth and US$290 million other at 31 December 2012 (30 June 2012: US$2,010 million growth and US$640 million other).
(2) Includes US$nil million capitalised exploration at 31 December 2012 (30 June 2012: US$6 million).
(3) Includes Spence and Cerro Colorado.
(4) Includes Pinto Valley, exploration, business development and closed mining and smelting operations. Depreciation and amortisation charge includes impairment reversals of US$nil million relating to Pinto Valley at 31 December 2012 (30 June 2012: US$71 million).

Production	**H1 FY13**	**FY12**
Payable copper in concentrate ('000 tonnes)	302.2	460.8
Copper cathode ('000 tonnes)	266.9	633.7
Uranium oxide concentrate (tonnes)	2,056	3,885
Gold - payable ('000 ounces)	67.5	168.7
Silver - payable ('000 ounces)	17,654	41,308
Lead - payable ('000 tonnes)	98.3	239.9
Zinc - payable ('000 tonnes)	52.1	112.2

3

IRON ORE

Half year ended 31 December 2012

	US$ million							
	Revenue [1]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [2]	Exploration gross [3]	Exploration to profit
Western Australia Iron Ore	8,309	4,901	409	4,492	19,615	3,005		
Samarco	792	390	30	360	2,183	468		
Other [4]	–	(52)	–	(52)	(3)	–		
Total Iron Ore from Group production	**9,101**	**5,239**	**439**	**4,800**	**21,795**	**3,473**		
Third party products [5]	65	14	–	14	–	–		
Total Iron Ore	**9,166**	**5,253**	**439**	**4,814**	**21,795**	**3,473**	**129**	**41**

Year ended 30 June 2012

	US$ million							
	Revenue [1]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [2]	Exploration gross [3]	Exploration to profit
Western Australia Iron Ore	20,480	14,025	763	13,262	16,994	4,974		
Samarco	1,996	1,106	55	1,051	1,788	602		
Other [4]	–	(135)	8	(143)	(80)	58		
Total Iron Ore from Group production	**22,476**	**14,996**	**826**	**14,170**	**18,702**	**5,634**		
Third party products [5]	125	31	–	31	–	–		
Total Iron Ore	**22,601**	**15,027**	**826**	**14,201**	**18,702**	**5,634**	**287**	**135**

(1) Includes inter-segment revenue of US$29 million at 31 December 2012 (30 June 2012: US$39 million).
(2) Capex in aggregate comprises US$3,331 million growth and US$142 million other at 31 December 2012 (30 June 2012: US$5,584 million growth and US$50 million other).
(3) Includes US$88 million capitalised exploration at 31 December 2012 (30 June 2012: US$152 million).
(4) Includes Boodarie Iron which ceased operations in August 2005.
(5) Includes Boodarie Iron sales of contracted gas purchases and US$6 million mark to market gain on an embedded derivative at 31 December 2012 (30 June 2012: US$27 million gain).

Production	**H1 FY13**	**FY12**
Iron ore (million tonnes)	82.0	159.5

4

COAL

Half year ended 31 December 2012

	US$ million							
	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [1]	Exploration gross	Exploration to profit
Queensland Coal	2,125	78	166	(88)	6,807	1,355		
Illawarra	692	115	72	43	1,087	185		
South Africa Coal	770	98	106	(8)	1,407	50		
New Mexico	303	46	23	23	203	16		
New South Wales Energy Coal	758	132	56	76	2,047	229		
Colombia	455	178	31	147	1,006	140		
Other	–	(66)	–	(66)	91	46		
Total Coal from Group production	**5,103**	**581**	**454**	**127**	**12,648**	**2,021**		
Third party products	293	18	–	18	–	–		
Total Coal	**5,396**	**599**	**454**	**145**	**12,648**	**2,021**	**25**	**25**

Year ended 30 June 2012

	US$ million							
	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [1]	Exploration gross	Exploration to profit
Queensland Coal	5,875	1,480	260	1,220	5,787	2,465		
Illawarra	1,701	826	159	667	1,058	316		
South Africa Coal	1,894	468	190	278	1,425	162		
New Mexico	587	36	45	(9)	169	40		
New South Wales Energy Coal	1,599	538	80	458	1,974	565		
Colombia	1,086	537	59	478	904	126		
Other	–	(383)	2	(385)	(14)	27		
Total Coal from Group production	**12,742**	**3,502**	**795**	**2,707**	**11,303**	**3,701**		
Third party products	856	90	–	90	(27)	–		
Total Coal	**13,598**	**3,592**	**795**	**2,797**	**11,276**	**3,701**	**174**	**174**

(1) Capex in aggregate comprises US$1,471 million growth and US$550 million other at 31 December 2012 (30 June 2012: US$2,668 million growth and US$1,033 million other).

Production	H1 FY13	FY12
Metallurgical coal (million tonnes)	17.8	33.2
Energy coal (million tonnes)	37.9	71.1

5

ALUMINIUM, MANGANESE AND NICKEL

Half year ended 31 December 2012

US$ million

Underlying Underlying Net operating Exploration Exploration

Revenue (1) EBITDA D&A EBIT assets Capex (2) (3) gross (4) to profit

Alumina 649 14 143 (129) 3,967 47

Aluminium 1,274 25 64 (39) 2,349 10

Intra-divisional adjustment (289) - - - - -

1,634 39 207 (168) 6,316 57

Manganese 977 225 48 177 1,684 182

Nickel West 782 (60) 145 (205) 910 165

Cerro Matoso 407 125 39 86 984 26

Other - (20) - (20) 6 4

Total Aluminium, Manganese and Nickel from Group production 3,800 309 439 (130) 9,900 434

Third party products 697 22 - 22 - -

Total Aluminium, Manganese and Nickel 4,497 331 439 (108) 9,900 434 26 23

Year ended 30 June 2012

US$ million

Underlying Underlying Net operating Exploration Exploration

Revenue (1) EBITDA D&A EBIT assets Capex (2) (3) gross (4) to profit

Alumina 1,277 (14) 190 (204) 6,187 827

Aluminium 2,638 38 126 (88) 2,373 25

Intra-divisional adjustment (636) - - - - -

3,279 24 316 (292) 8,560 852

Manganese 2,136 355 124 231 1,456 418

Nickel West 2,043 83 312 (229) 1,956 337

Cerro Matoso 876 414 80 334 1,002 105

Other - (86) 1 (87) 164 71

Total Aluminium, Manganese and Nickel from Group production 8,334 790 833 (43) 13,138 1,783

Third party products 1,577 19 - 19 - -

Total Aluminium, Manganese and Nickel 9,911 809 833 (24) 13,138 1,783 79 68

(1) Nickel includes inter-segment revenue of US$9 million at 31 December 2012 (30 June 2012: US$14 million).

(2) Capex in aggregate comprises US$110 million growth and US$324 million other at 31 December 2012 (30 June 2012: US$1,182 million growth and US$601 million other).

(3) Capex includes US$4 million of expenditure in relation to centralising offices at 31 December 2012 (30 June 2012: US$71 million).

(4) Includes US$3 million capitalised exploration at 31 December 2012 (30 June 2012: US$11 million).

Production H1 FY13 FY12

Alumina (’000 tonnes) 2,402 4,152

Aluminium (’000 tonnes) 567 1,153

Manganese ore (’000 tonnes) 4,263 7,931

Manganese alloy (’000 tonnes) 283 602

Nickel (’000 tonnes) 71.7 157.9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 17, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary